FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 4, 2014, announcing that is has introduced CellEdge, a Breakthrough Small Cell over Satellite Solution Specifically Designed for Unserved Rural Areas.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated February 4, 2014	By:	/s/ Alon Levy
Alon Levy
VP General Counsel

Gilat Introduces CellEdge, a Breakthrough Small Cell over Satellite
Solution Specifically Designed for Unserved Rural Areas

- Advanced functionality enables the cost-effective delivery of service to unserved areas with a population as small as several thousand people, with cost reductions of up to 80% -

PETAH TIKVA, Israel, February 4th, 2014 -- Gilat Satellite Networks Ltd. (Nasdaq:GILT), a worldwide leader in satellite networking technology, solutions and services, announced today the availability of CellEdge, an integrated small cell over satellite solution designed specifically for unserved rural areas.

Gilat has leveraged its extensive expertise in rural cellular backhaul to provide an affordable, end-to-end solution. CellEdge provides:

•	Ability to deliver cost-effective 2G and 3G cellular services to unserved areas;

•	80W total average power draw including both the small cell and VSAT in a typical configuration, significantly lowering capital expenditures in the terminal and solar power generation;

•	Optimization of satellite bandwidth via high efficiency algorithms and a set of efficient voice/data compression techniques that can reduce satellite OPEX by up to 80%.

“In the past, mobile operators have been faced with prohibitive expense levels for providing cellular connectivity to unserved rural areas with a population of as few as several thousand people,” said Erez Antebi, CEO of Gilat Satellite Networks. “Now with CellEdge, operators have a unique solution which can significantly reduce capital and operating expenditures, enabling them to provide cost-effective services to even the most outlying rural areas.”

To learn more about CellEdge, please take advantage of one of the following options:

•
Sign up for a free introductory webinar, “Going Rural with Low OPEX – Small Cell over Satellite.” The webinar will take place on February 12, 2014. In this session, mobile operators can learn how to overcome the cellular connectivity challenge in rural areas. To register, please go to: https://www3.gotomeeting.com/register/609451646

•
Set a meeting with Gilat at the Mobile World Congress, Barcelona, Spain, Feb.24-27, 2014 in Hall 5, Gilat stand 5F81. To save your place, please contact Mrs. Fiona Fincham, phone: +27 83 6808 162, Fionaf@gilat.com

•	Visit www.gilat.com/small-cell

About Gilat
Gilat Satellite Networks Ltd (Nasdaq:GILT) (TASE:GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite- on-the-Move) solutions providing low-profile antennas, next generation, solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995.  The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks
+1 516 478 9697
davidle@gilat.com